Exhibit 1
Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, NJ 07302

October 24, 2006

Futuremedia PLC
Nile House
Nile Street
Brighton BN1 1HW
Attention: Leonard M. Fertig, CEO

Dear Mr. Fertig:

This letter sets forth the understanding between Futuremedia PLC (the “Company”) and Cornell Capital Partners, LP (“Cornell”) in connection with certain outstanding obligations of the Company pursuant to various secured convertible notes (the “Notes”) issued to Cornell. The Company has indicated to Cornell that it desires to obtain future alternative financing, subject to, and consistent with, all of Cornell’s rights under the existing Notes and related agreements, and use proceeds of any such financings to repay part of the Notes. In connection therewith, the Company and Cornell agree that Cornell shall have the right to compel the Company to apply the first $2,000,000 of net proceeds received by the Company through any new financing transaction (including any loans (other than retail bank overdrafts), stock offerings, options, or warrant issuances) closed within six months of the date (regardless of the date that funds may actually be received by the Company if they are received later than six months through installment payments, exercise of options or warrants, or otherwise) hereof toward the repayment of amounts outstanding under the Notes (including principal and accrued interest).

Cornell shall waive any redemption premiums which may apply to the repayments specified above if they are made in accordance with this letter, but such waiver shall not effect Cornell’s rights to collect any applicable redemption premiums on other payments.

Except as expressly set forth above, all of the terms and conditions of the Notes and all agreements between the Company and Cornell shall continue in full force and effect, and shall not be in any way changed, modified or superseded. This agreement shall in no way be construed as written consent of Cornell for any specific issuance or financing transaction conducted by the Company which would require the consent of Cornell. The Company acknowledges and confirms that a breach by the Company of its agreements under this agreement shall constitute and event of default on all other agreements between the Company and Cornell.

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Please indicate your agreement to the foregoing by signing below where indicated.

Sincerely,

Cornell Capital Partners, LP

By: Yorkville Advisors, LLC
Its: General Partner

By:	/s/ Mark Angelo
Name: Mark Angelo
Its: President and Portfolio Manager

Acknowledged and Agreed
on October 24, 2006:

Futuremedia PLC

By: /s/ Leonard M. Fertig
Name:  Leonard M. Fertig
Title: Chief Executive Officer